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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                   ----------

                                GRAVITY CO., LTD.
                                (Name of Issuer)

                    Common Stock, Par Value WON 500 Per Share
                         (Title of Class of Securities)

                                    38911N107
                                 (CUSIP Number)

       Mr. Yasuhiro Shibutani                         Brian G. Strawn, Esq.
        Son Asset Management                            White & Case LLP
Shiodome Sumitomo Building 18th Floor               Kandabashi Park Building
       1-9-2 Higashi-Shimbashi                   19-1 Kanda-nishikicho 1-chrome
              Minato-ku                                    Chiyoda-ku
           Tokyo 105-0021                                Tokyo 101-0054
                Japan                                         Japan
           (81 3) 558-7138                              (81 3) 3259-0159
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 29, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
-------------------
CUSIP No. 38911N107
-------------------
------ -------------------------------------------------------------------------
   1.  Name of Reporting Person

       Son Asset Management, LLC
------ -------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [  ]
       (b) [  ]
------ -------------------------------------------------------------------------
   3.  SEC Use Only
------ -------------------------------------------------------------------------
   4.  Source of Funds (See Instructions)
       OO
------ -------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e)    [   ]
------ -------------------------------------------------------------------------
   6.  Citizenship or Place of Organization
       Japan
------------------------ ------ ------------------------------------------------
Number of Shares            7.  Sole Voting Power
Beneficially                    0
Owned by Each            ------ ------------------------------------------------
Reporting                   8.  Shared Voting Power
Person With                     0
                         ------ ------------------------------------------------
                            9.  Sole Dispositive Power
                                0
                         ------ ------------------------------------------------
                           10.  Shared Dispositive Power
                                0
------ -------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       0
------ -------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions) [ ]
------ -------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       0
------ -------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
       OO
------ -------------------------------------------------------------------------

-------------------
CUSIP No. 38911N107
-------------------
------ -------------------------------------------------------------------------
   1.  Name of Reporting Person

       Masayoshi Son
------ -------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]
       (b) [ ]
------ -------------------------------------------------------------------------
   3.  SEC Use Only
------ -------------------------------------------------------------------------
   4.  Source of Funds (See Instructions)
       OO
------ -------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
       Items 2(d) or 2(e)    [   ]
------ -------------------------------------------------------------------------
   6.  Citizenship or Place of Organization

       Japan
------------------------ ------ ------------------------------------------------
Number of Shares            7.  Sole Voting Power
Beneficially                    0
Owned by Each            ------ ------------------------------------------------
Reporting                   8.  Shared Voting Power
Person With                     0
                         ------ ------------------------------------------------
                            9.  Sole Dispositive Power
                                0
                         ------ ------------------------------------------------
                           10.  Shared Dispositive Power
                                0
------ -------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
       0
------ -------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions) [ ]
------ -------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
       0
------ -------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
       IN
------ -------------------------------------------------------------------------

This Amendment No. 2 (this "Amendment") to Schedule 13D amends and supplements the Schedule 13D filed on November 29, 2007 (the "Schedule 13D"), as amended and supplemented by Amendment No. 1 thereto filed on February 22, 2008 (the "Amendment No. 1"), by Masayoshi Son and Son Asset Management, LLC (collectively, the "Reporting Persons"). Except as set forth in this Amendment, all information included in the Schedule 13D filed on November 29, 2007 and the Amendment No. 1 filed on February 22, 2008 is incorporated by reference herein and, unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D and the Amendment No. 1.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented as follows:

On February 29, 2008, Son Asset Management transferred 3,640,619 shares of the Company's Common Stock to Heartis pursuant to the Stock Purchase and Sale Agreement. As a result of this transfer, the Reporting Persons no longer have any beneficial interest in any Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety as follows:

(a)  As a result of the transaction described in Item 4 of this Amendment to
Schedule 13D, the Reporting Persons no longer have any beneficial interest in the Common Stock of the Company.

(b)  See the information contained on the cover pages to this Amendment to
Schedule 13D for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock of the Company by the Reporting Persons.

(c)  Except as set forth in Item 4 of this Amendment and Amendment No. 1 to
Schedule 13D, none of the Reporting Persons have engaged in any transactions during the past 60 days in any Common Stock of the Company.

(d)  Not applicable.

(e)  February 29, 2008.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008
                                                  Son Asset Management, LLC


                                                  By: /s/ Masayoshi Son
                                                      --------------------------
                                                  Name: Masayoshi Son
                                                  Title: Director


                                                  By: /s/ Masayoshi Son
                                                      --------------------------
                                                  Name: Masayoshi Son